UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 000-50603

CUSIP NUMBER 52464N109
(Check one): ☐Form 10-K and Form 10-KSB ☐ Form 20-F ☐ Form 11 -K ☒ Form 10-Q ☐Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: June 30, 2007
☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

LEFT BEHIND GAMES INC.
Full Name of Registrant

Bonanza Gold, Inc.
Former Name if Applicable

25060 Hancock Avenue, Suite 103 Box 110
Address of Principal Executive Office (Street and Number)

Murrieta, California 92562
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒
 (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Qorsubject distribution reporton Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its Quarterly Report on Form 10-QSB for the quarter ended June 30, 2007 within the prescribed time period due to difficulty in completing and obtaining required financial and other information without unreasonable effort and expense.

(Attach extra Sheets if Needed) PART IV — OTHER INFORMATION (1) Name and telephone number of person to contact in regard to this notification
James Frakes	(951)	894-6597
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).     Yes ☒ No ☐

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion there of ?                        Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Our net revenues were $56,815 for the three months ended June 30, 2007. There were no corresponding revenues the three months ended June 30, 2006. We recorded cost of sales - product costs of $20,652 for the three months ended June 30, 2007. There was no corresponding cost of sales for the three months ended June 30, 2006. General and administrative expenses were $1,110,065 for the three months ended June 30, 2007, compared to $2,431,352 for the three months ended June 30, 2006, a decrease of $1,386,334 or 53%. Product development expenses were $103,002 for the three months ended June 30, 2007, compared to $188,701 for the three months ended June 30, 2006, a decrease of $85,699 or 45%. We reported a net loss of $1,443,760 for the three months ended June 30, 2007, compared to a net loss of $2,620,814 for the three months ended June 30, 2006, resulting in a reduced loss of $1,177,054. Of the net loss for the three months ended June 30, 2007, $249,342 arose from the issuance of our common stock to consultants and employees, which were non-cash charges. At June 30, 2007, we had $10,627 of cash compared to $14,965 at March 31, 2007, a decrease of $4,338. At June 30, 2007, we had a working capital deficit of $1,510,441 compared to a working capital deficit of $1,562,273 at March 31, 2007.

Left Behind Games, Inc.
(Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date August 14, 2007		By /s/ James Frakes
		James Frakes Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).